UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated October 18, 2012, announcing that Seadrill Partners LLC, a subsidiary of the Company, priced its initial public offering of common units.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated September 10, 2012, announcing that the Company priced its $1.0 billion unsecured notes due 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: October 23, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill Partners LLC prices initial public offering of common units

Hamilton, Bermuda, October 18, 2012 - Seadrill Partners LLC (NYSE: SDLP) ("Seadrill Partners") today announced that it priced its initial public offering of 8,750,000 common units at a price of $22.00 per unit. Seadrill Partners has granted the underwriters a 30-day over-allotment option to purchase up to 1,312,500 additional common units, at the same price per unit, to cover over-allotments, if any.  The common units being offered to the public are expected to begin trading on October 19, 2012, on the New York Stock Exchange under the symbol "SDLP."  The offering is expected to close on or about October 24, 2012, subject to customary closing conditions.

Following completion of the offering, Seadrill Limited ("Seadrill") will own 16,065,025 common units and all of the subordinated units of Seadrill Partners, representing a 78.8% limited liability company interest in Seadrill Partners. If the underwriters' over-allotment option is exercised in full, Seadrill will own 14,752,525 common units and all of the subordinated units, representing a 75.7% limited liability company interest in Seadrill Partners.

Seadrill Partners intends to use the net proceeds from the offering, which are estimated to be approximately $175.5 million, after deducting estimated underwriting discounts and commissions, structuring fees and estimated offering expenses, as consideration for the acquisition of its interest in Seadrill Operating LP and Seadrill Capricorn Holdings LLC.

Citigroup, Morgan Stanley and Wells Fargo Securities are acting as the joint book-running managers in the transaction. The offering of the common units will be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from the offices of:

Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717., Email: BATProspectusdept@citi.com, Telephone: 800-831-9146

Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649

Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, Email: cmclientsupport@wellsfargo.com, Telephone: 800-326-5897.

A registration statement relating to Seadrill Partners common units has been filed with and declared effective by the U.S. Securities and Exchange Commission (SEC).  The registration statement is available on the SEC's website at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common units described above, nor will there be any sales of these common units in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The statements in this news release that are not historical facts may be forward-looking statements. Such forward looking statements, including the expected closing date and the expected net proceeds from the offering, based upon the current beliefs and expectations of Seadrill Partners' management, are subject to risks and uncertainties which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this news release.

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

Analyst contact
Ragnvald Kavli
Investor Relations Manager
Seadrill Management AS
+47 51 30 96 27

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill announces pricing of US$1.0 billion unsecured notes due 2017

Hamilton, Bermuda, September 10, 2012 - Seadrill Limited (the "Company" or "Seadrill") (NYSE: SDRL), a global offshore drilling contractor, announced today the pricing of the offering of US$1.0 billion in aggregate principal amount of 5.625% unsecured notes due 2017 (the "Notes") in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act.  The sale of the Notes is expected to be consummated on September 14, 2012, subject to customary closing conditions. Seadrill intends to use the net proceeds of this offering to repay existing indebtedness.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

Cautionary Notice Regarding Forward-looking Statements

This press release may contain forward-looking statements.  Forward-looking statements relate to Seadrill's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Seadrill's current views and assumptions with respect to future events and are subject to risks and uncertainties.  These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.  Factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this press release are, among others, the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission and the Oslo Stock Exchange.

Contact:
Alf C. Thorkildsen:
Chief Executive Officer and President Seadrill Management AS

Rune Magnus Lundetræ:
Chief Financial Officer and Senior Vice President Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.